

TRICELL Inc
33 Lawton Congleton
Cheshire
CW12 1RU

June 19, 2007

Jessica Brberich
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

   Re: Tricell, Inc.
     Form 10-K for the year ended December 31, 2005
     Filed April 18, 2006
     Form 10-Q for the quarter ended September 30, 2006
     File No. 000-50036

Dear Jessica Barberich

   We have received your letter dated June 1, 2007, containing comments on the above referenced documents.

   We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the above noted filings do not foreclose the Commission from taking any action with respect to the filing. We also represent that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Following please find our responses, numbered to correspond to each of your comments. Please note that we are not providing an amended Form 10-K at this time because we would prefer to only file one such amendment once we satisfy all of the Commission's comments, which we hope to achieve very shortly.

   Please feel free to contact me if you have any questions or require any further information regarding these matters.

Sincerely

Neil Pursell
Chief Financial Officer

Phone: +44 (0)1260 291880
Fax +44 (0)1260 291881
Email: neil.pursell@tricellinc.com
Web: www.tricellinc.com

Note 4 – Related Party Transactions; Material Acquisitions

2. Related to the allocation of purchase price consideration the Company did consider NJJ's customer lists. At the time of the NJJ acquisition the Company considered that the acquired customers list had a nominal value, underpinning this valuation was:

   a. Tricell already did business with many of the same customers and suppliers in local markets as NJJ did at the time of acquisition. NJJ did have a larger presence with these customers for international transactions, but Tricell also could have started to push into those markets as well with the same customers. NJJ and Tricell are both companies that have a major presence in the same line of business with brokers looking to do business with entities such as NJJ and Tricell that have the best pricing and availability of the product they need when it is needed. As Tricell was already doing business with the vast majority of NJJ's customers in differing markets and there were no long-term contracts or commitments with customers NJJ's customer list

   b. The Company considered that the NJJ customers had key relationships with the management team at NJJ and thereby to ensure that the benefits of these relationships would pass to the Company, as part of the acquisition, the NJJ management team had to enter into none compete agreements with the Company. The Company has separately valued these non-compete agreements as intangible assets. The valuation was $10 Million to be amortized straight-line over 5 years.

   However Paragraph A20 of SFAS 141 states that if an entity establishes relationships with its customers through contracts, those customer relationships would arise from contractual rights. NJJ had established relationships with its customers that should be recorded as separate identifiable intangible assets. The Company values these relationships at $100,000 as an intangible assets and the Company will amortize the $100,000 on a straight-line basis over 5 years commencing 24 August 2006. In this respect the 10Q for the quarter ended September 30, 2006 requires an amendment as follows:

   $100,000 to be deducted from Goodwill

   $100,000 to be added to Intangible assets

   $1,667 amortization charge to be deducted from Intangible assets

   $1,667 to be added to Selling, General and administration expenses

   The shareholders funds will decrease by $1,667

Once we have closed all your outstanding comments we will be pleased to amend all the necessary filings as directed.

Phone: +44 (0)1260 291880
Fax +44 (0)1260 291881
Email: neil.pursell@tricellinc.com
Web: www.tricellinc.com